Exhibit 99.2

VALERITAS HOLDINGS, INC.

Condensed Consolidated Financial Statements

Unaudited

VALERITAS HOLDINGS, INC. (Debtor-In-Possession)

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

VALERITAS HOLDINGS, INC. (Debtor-In-Possession)
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)
(Amounts in thousands, except share and per share data)

	March 31,	December 31,
	2020	2019
Assets
Current assets:
Cash and cash equivalents	$3,199	$13,819
Restricted cash	3,258	468
Accounts receivable, net	6,219	3,362
Inventories	6,235	6,120
Prepaid expense and other current assets	2,369	1,275
Total current assets	21,280	25,044
Property and equipment, net	6,481	6,846
Right-of-use assets, net	1,691	2,290
Other assets	1,753	410
Total assets	$31,205	$34,590
Liabilities and stockholders’ deficit
Current liabilities:
Current portion of financing lease obligations	$-	$132
Current portion of operating lease obligations	-	413
Accounts payable	4,064	5,326
Accrued expense and other current liabilities	6,817	9,913
Debtor-in-possession financing	8,273	-
Current portion of related party debt, net	-	16,266
Total current liabilities	19,154	32,050
Financing lease obligations	-	8
Long-term debt, related parties, net	-	1,591
Operating lease obligations	-	2,035
Liabilities subject to compromise	52,176	-
Total liabilities	71,330	35,684
Commitments and contingencies (Note 14)
Stockholders’ deficit
Preferred stock, $0.001 par value, 50,000,000 shares authorized
Convertible Series A Preferred Stock, $0.001 par value; 2,750,000 shares authorized; 2,750,000 shares issued and outstanding at March 31, 2020 and December 31, 2019. (Aggregate liquidation value of $33,991 and $33,712 at March 31, 2020 and December 31, 2019, respectively).	3	3
Convertible Series B Preferred Stock, $0.001 par value; 30,000,000 shares authorized; 1,547,698 shares issued and outstanding at March 31, 2020 and 17,123,284 shares issued and outstanding at December 31, 2019. (Aggregate liquidation value of $2,315 and $25,506 at March 31, 2020 and December 31, 2019, respectively).	2	17
Common stock, $0.001 par value, 300,000,000 shares authorized; 8,331,895 shares issued and 8,331,503 shares outstanding at March 31, 2020 and December 31, 2019	8	8
Additional paid-in capital	553,740	574,857
Accumulated deficit	(593,854)	(575,955)
Treasury stock, at cost (392 shares)	(24)	(24)
Total stockholders’ deficit	(40,125)	(1,094)
Total liabilities and stockholders’ deficit	$31,205	$34,590

See accompanying notes to unaudited condensed consolidated financial statements.

VALERITAS HOLDINGS, INC. (Debtor-In-Possession)
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
(Amounts in thousands)

	Three Months Ended
	March 31,
	2020	2019
Revenue, net	$6,288	$6,403
Cost of goods sold	3,682	3,358
Gross margin	2,606	3,045
Operating expense:
Research and development	1,095	1,670
Selling, general and administrative	12,691	15,251
Total operating expense	13,786	16,921
Operating loss	(11,180)	(13,876)
Other expense, net:
Interest expense, net	(728)	(861)
Other income, net	-	53
Total other expense, net	(728)	(808)
Reorganization items, net	(5,495)	-
Loss before income taxes	(17,403)	(14,684)
Provision for income taxes	-	-
Net loss	$(17,403)	$(14,684)

See accompanying notes to unaudited condensed consolidated financial statements.

VALERITAS HOLDINGS, INC. (Debtor-In-Possession)

Condensed Consolidated Statements of Stockholders' (Deficit) Equity

(Unaudited)

(Amounts in thousands, except share data)

	Three Months Ended March 31, 2020
	Preferred Stock- Series A		Preferred Stock- Series B		Common Stock		Treasury Stock
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Deficit
Balance-January 1, 2020	2,750,000	$3	17,123,284	$17	8,331,503	$8	392	$(24)	$574,857	$(575,955)	$(1,094)
Share-based compensation	—	—	—	—	—	—	—	—	852	—	852
Common Stock dividends distributable	—	—	—	—	—	—	—	—	279	(279)	—
Series B dividends distributable	—	—	—	—	—	—	—	—	217	(217)	—
Series B share cancellation	—	—	(15,575,586)	(15)	—	—	—	—	(22,465)	—	(22,480)
Net loss	—	—	—	—	—	—	—	—	—	(17,403)	(17,403)
Balance-March 31, 2020	2,750,000	$3	1,547,698	$2	8,331,503	$8	392	$(24)	$553,740	$(593,854)	$(40,125)

	Three Months Ended March 31, 2019
	Preferred Stock- Series A		Preferred Stock- Series B		Common Stock		Treasury Stock
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
Balance-January 1, 2019	2,750,000	$3	—	$-	4,997,152	$5	392	$(24)	$534,176	$(519,871)	$14,289
Share-based compensation expense	—	—	—	—	—	—	—	—	1,069	—	1,069
Issuance of common stock through sales agreement, net of fees	—	—	—	—	109,117	—	—	—	773	—	773
Issuance of common stock with exercise of Series B warrants	—	—	—	—	2,096	—	—	—	20	—	20
Net loss	—	—	—	—	—	—	—	—	—	(14,684)	(14,684)
Balance-March 31, 2019	2,750,000	$3	—	$-	5,108,365	$5	392	$(24)	$536,038	$(534,555)	$1,467

See accompanying notes to unaudited condensed consolidated financial statements.

VALERITAS HOLDINGS, INC. (Debtor-In-Possession)

Condensed Consolidated Statements of Cash Flows

(Unaudited)

(Amounts in thousands)

	Three Months Ended
	March 31,
	2020	2019
Operating activities
Net loss	$(17,403)	$(14,684)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property and equipment	374	309
Amortization of right-of-use assets	105	-
Amortization of financing costs	9	6
Noncash interest expense	740	1,100
Share-based compensation expense	852	1,069
Inventory write-down	(1,454)	230
Sales return provision	(164)	82
Non cash reorganization items, net	1,323	-
Changes in:
Accounts receivable	(2,857)	574
Inventories	1,339	(1,185)
Prepaid expense and other current assets	(1,094)	413
Other assets	(1,343)	126
Accounts payable	3,303	234
Accrued expense	911	547
Operating lease liabilities	(101)	-
Net cash used in operating activities	(15,460)	(11,179)
Investing activities
Acquisition of property and equipment	(22)	(604)
Net cash used in investing activities	(22)	(604)
Financing activities
Repayment of finance lease	(33)	(29)
Proceeds from issuance of common stock and exercise of warrants, net of fees	-	793
Proceeds from DIP facility	10,533	-
Repayments on DIP facility	(2,598)	-
DIP financing fees	(250)	-
Net cash provided by financing activities	7,652	764
Net decrease in cash, cash equivalents and restricted cash	(7,830)	(11,019)
Cash, cash equivalents and restricted cash-beginning of period	14,287	47,758
Cash, cash equivalents and restricted cash-end of period	$6,457	$36,739
Supplemental disclosures of cash flow information
Cash payments for reorganization items	$714	$-
Operating cash flows from operating leases	$105	$101
Noncash activities
Cancellation of CRG Series B Preferred Stock	$22,480	$-
Financing fees included in accounts payable	$1,463	$-
Property and equipment additions included in accounts payable	$13	$352
Operating lease liability	$-	$1,675
Right-of-use assets	$-	$1,566
Deferred rent	$-	$109

See accompanying notes to unaudited condensed consolidated financial statements.

VALERITAS HOLDINGS, INC. (Debtor-In-Possession)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1. Nature of Operations and Organization

Valeritas Holdings, Inc. (the “Company”) was incorporated in the state of Delaware on May 3, 2016. Prior to its incorporation in Delaware, the Company was incorporated in Florida on May 9, 2014 under the name “Cleaner Yoga Mat, Inc.” Valeritas, Inc. (“Valeritas”), the Company’s wholly-owned subsidiary, was incorporated in the state of Delaware on December 27, 2007, when it was converted into a Delaware corporation from a Delaware limited liability company, which was formed on August 2, 2006 under the name Valeritas LLC. On February 5, 2020, the Company received a notification from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) that it no longer complied with the minimum bid price requirements set forth in Nasdaq Listing Rule 5550(a)(2), which provided the Company with a 180 day period, or until August 3, 2020, to regain compliance with such listing standard. On February 9, 2020 the Company filed a petition for reorganization under Chapter 11 of the Bankruptcy Code (the “Bankruptcy Code”) with the Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) in order to implement the financial restructuring of the Company. On February 10, 2020, the Company received a follow-up notification from Nasdaq stating that, as a result of the Company's Chapter 11 filing, the Company's common stock would be delisted from Nasdaq. The Company's common stock was subsequently delisted in March 2020.

The Company is a commercial-stage medical technology company focused on improving health and simplifying life for people with diabetes by developing and commercializing innovative technologies. The Company’s flagship product, V-Go® Wearable Insulin Delivery device, is a simple, wearable, basal-bolus insulin delivery device for adult patients with type 2 diabetes that enables patients to administer a continuous preset basal rate of insulin over 24 hours. It also provides discreet on-demand bolus dosing at mealtimes. It is the only non-electronic basal-bolus insulin delivery device on the market today specifically designed keeping in mind the needs of adult patients with Type 2 diabetes. V-Go is a small, discreet, easy-to-use wearable and completely disposable insulin delivery device that a patient adheres to his or her skin every 24 hours. V-Go enables patients to closely mimic the body’s normal physiologic pattern of insulin delivery throughout the day and to manage their diabetes with insulin without the need to plan a daily routine around multiple daily injections.

2. Chapter 11 Bankruptcy and Asset Sale

On February 9, 2020 (the "Petition Date"), the Company and the Company's wholly-owned subsidiaries (each a "Debtor" and together with the Company, the "Debtors") filed voluntary cases under Chapter 11 (the “Chapter 11 Cases”) of the Bankruptcy Code with the Bankruptcy Court in order to implement the financial restructuring of the Company. The Bankruptcy Court administered the Chapter 11 Cases jointly under the caption In re Valeritas Holdings, Inc., et al.

The Debtors continued their operations in the ordinary course of business without significant interruption during the pendency of the Chapter 11 Cases, pending the sale of their assets in a going concern sale pursuant to a competitive bidding and auction process. To maintain and continue uninterrupted ordinary course operations during the Chapter 11 Cases, the Debtors obtained a variety of “first day” orders from the Bankruptcy Court approving various forms of customary relief, including authority to: (a) continue using their existing cash management system, (b) pay certain prepetition wages, compensation and employee benefits, (c) maintain existing insurance policies and pay related obligations, (d) pay certain prepetition taxes, (e) provide adequate assurance of payment to their utility providers, (f) pay certain prepetition claims of certain critical vendors, and (g) use cash collateral and enter into a debtor-in-possession financing facility.

On March 12, 2020, to ensure access to sufficient liquidity throughout the Company's Chapter 11 Cases, the Bankruptcy Court authorized an order (the “DIP Order”) granting final approval of the Company’s senior secured priming debtor-in-possession financing facility (the “DIP Facility”) by and among the Company and certain of its subsidiaries, as borrower and HB Fund LLC, as the “DIP Lender.” Under the terms of the DIP Order, the Debtors had access to the full $12.0 million DIP Facility, funded in two tranches upon the satisfaction of certain pre-specified conditions and subject to a borrowing base and certain fees. The proceeds of the DIP Facility were used by the Debtors in accordance with a Bankruptcy Court-approved budget for working capital and general corporate purposes of the Debtors and to pay fees, costs and expenses related to the DIP Facility. The DIP Facility was paid off on April 2, 2020, in conjunction with the closing of the Asset Sale (as defined below).

VALERITAS HOLDINGS, INC. (Debtor-In-Possession)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Additionally, on the Petition Date, Zealand Pharma A/S, (“Zealand”) and the Company and certain of its subsidiaries (together, the “Sellers”) entered into an asset purchase agreement (the “Purchase Agreement”) pursuant to which Zealand agreed to purchase substantially all of the assets of the Company (such transaction, the “Asset Sale”). The consideration for the Asset Sale provided for in the Purchase Agreement consisted of (i) $23 million in cash and (ii) the assumption of certain liabilities of the Debtors. The transaction was completed on April 2, 2020 and Zealand obtained the Sellers' V-Go® wearable insulin delivery device and 110 employees, all supporting inventory and other working capital, systems, processes and the majority of established contracts, and a site in Marlborough, Massachusetts. After the Asset Sale on April 2, 2020, certain assets that were not associated with V-Go®, including certain leases and other liquid assets, and debt and certain other liabilities of the former owners were excluded as part of the Asset Sale and were addressed as part of the continuing Chapter 11 Cases.

On April 15, 2020, as part of the continuing Chapter 11 Cases post-Asset Sale, the Debtors filed their Chapter 11 plan of liquidation, as amended (the “Plan of Liquidation”), by which they proposed to contribute all of the Debtors’ remaining assets to a liquidating trust to satisfy their debts and liabilities and to cancel and extinguish all of the Company’s existing and outstanding capital stock and other equity interests. Following a hearing held on June 4, 2020, the Bankruptcy Court confirmed the Plan of Liquidation, and the Plan of Liquidation became effective on June 30, 2020. The Chapter 11 Cases are being administered by a liquidating trustee pursuant to the confirmed Plan of Liquidation for the benefit of the Company’s creditors who are the beneficiaries of the liquidating trust.

Liabilities Subject to Compromise

The Company’s condensed consolidated balance sheet as of March 31, 2020 includes amounts classified as “liabilities subject to compromise,” which represent unsecured or under secured prepetition liabilities that have been allowed, or that the Company anticipates will be allowed, as claims in its Chapter 11 Cases. The amounts represent the Company’s current estimate of known or potential obligations to be resolved in connection with the Chapter 11 proceedings. The differences between the liabilities the Company has estimated, and the claims filed, are continuing to be investigated and resolved in connection with the claims resolution process conducted by the liquidating trust. The Plan of Liquidation provides for distributions to be made to holders of such claims from a trust reserve fund.

Refer to Note 8 (Liabilities Subject to Compromise) for additional details on the amounts classified as liabilities subject to compromise.

Reorganization Items, Net

The Company has incurred significant costs associated with the reorganization. These costs, which are expensed as incurred, are expected to significantly affect the Company’s results of operations. Reorganization items represent costs and income directly associated with the Chapter 11 proceedings since the Petition Date, and include bankruptcy-related professional fees and adjustments to reflect the carrying value of certain liabilities subject to compromise at their estimated allowed claim amounts, as such adjustments are determined.

VALERITAS HOLDINGS, INC. (Debtor-In-Possession)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Refer to Note 9 (Reorganization items, Net) for additional details on the costs associated with the reorganization.

Unexpired Leases and Executory Contracts

Under the Bankruptcy Code, the Debtors may assume, assume and assign, or reject executory contracts and unexpired leases subject to the approval of the Bankruptcy Court and certain other conditions. Generally, the rejection of an executory contract or unexpired lease is treated as a prepetition breach of such executory contract or unexpired lease and, subject to certain exceptions, relieves the Debtors of performing their future obligations under such executory contract or unexpired lease but entitles the contract counterparty or lessor to a pre-petition general unsecured claim for damages caused by such deemed breach subject, as in the case of the rejection of unexpired leases of real property, to certain caps on damages. Counterparties to such rejected contracts or leases may assert unsecured claims in the Bankruptcy Court against the applicable Debtor’s estate for such damages. Generally, the assumption or assumption and assignment of an executory contract or unexpired lease requires the Debtors to cure existing monetary defaults under such executory contract or unexpired lease and provide adequate assurance of future performance thereunder. Accordingly, any description of an executory contract or unexpired lease with a Debtor in these unaudited financial statements, including where applicable a quantification of the Company’s obligations under any such executory contract or unexpired lease with a Debtor, is qualified by any overriding rejection rights the Company has under the Bankruptcy Code.

On April 17, 2020, the Bankruptcy Court ordered that the Company’s New Jersey headquarters lease was approved for rejection effective as of March 31, 2020. As a result, for the headquarters lease, the Company has extinguished the related right-of-use asset and operating lease liability, and recorded the estimated allowed claim associated with the rejection as a liability subject to compromise, with the Statement of Operations impact to reorganization items, net. The estimated allowed claim is based on the bankruptcy concept of damages as defined by Bankruptcy law.

On February 21, 2020, Winthrop Resources Corporation (“Winthrop”) sent a notice to the Company’s bank to draw down on the letter of credit (the “LOC”) for the full secured amount of the finance (capital) leases (“the LOC Draw”) the Company executed with Winthrop due to the event of default that occurred under the finance (capital) leases when the Company failed to make certain lease payments. As of March 31, 2020, the LOC Draw had not occurred. The full secured amount was recorded on the Company’s balance sheet as a liability subject to compromise. See Note 14 for more information on the finance (capital) leases.

3. Liquidity and Ability to Continue as a Going Concern

The Company is subject to a number of risks similar to those of earlier stage commercial companies, including dependence on key individuals and products, the difficulties inherent in the development of a commercial market, the potential need to obtain additional capital, competition from larger companies, other technology companies and other technologies.

The Company has evaluated whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the condensed consolidated financial statements were available to be issued. As of March 31, 2020, the Company had $6.5 million in cash and cash equivalents ($3.3 million of which is restricted cash). The Company has incurred losses each year since inception and has experienced negative cash flows from operations in each year since inception and has an accumulated deficit of $593.9 million as of March 31, 2020. On December 20, 2019, the Company issued a press release indicating that a temporary supply disruption (the “Supply Disruption”) caused by a manufacturing yield issue caused a delay in product availability and shipments. Additionally, the recent COVID-19 pandemic caused shut-downs in China, causing further shortages, and the Company was facing significant liquidity constraints exacerbated by the Supply Disruption. The Company’s efforts to sell its business outside of a court procedure stalled. As a result, on February 9, 2020 the Company filed the Chapter 11 Cases and entered into the Purchase Agreement. Refer to Note 2 (Chapter 11 Bankruptcy and Asset Sale) for additional details. These condensed consolidated financial statements have been prepared with the assumption that the Company will continue as a going concern and will be able to realize its assets and discharge its liabilities in the normal course of business. The condensed consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the inability of the Company to continue as a going concern or as a consequence of the Chapter 11 cases.

VALERITAS HOLDINGS, INC. (Debtor-In-Possession)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

On June 4, 2020, the Bankruptcy Court confirmed the Company’s Chapter 11 Plan of Liquidation for assets and liabilities that remained after the Zealand acquisition. The Plan of Liquidation became effective on June 30, 2020. As a result, the Company began its formal dissolution process. Refer to Note 15 (Subsequent Events) for additional details on the Chapter 11 filing and Purchase Agreement.

4. Summary of Significant Accounting Policies

Principles of Consolidation

These unaudited condensed consolidated financial statements reflect the operations of the Company and Valeritas, its wholly-owned subsidiary, as well as wholly-owned subsidiaries of Valeritas. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) generally requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenue and expense during the period. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be based on amounts that differ from those estimates.

Basis of Presentation

These accompanying financial statements are unaudited. In the opinion of management, these unaudited financial statements include all normal recurring adjustments necessary for a fair presentation of the financial position of Valeritas at March 31, 2020, its results of operations, and cash flows for the three months ended March 31, 2020 and 2019. Results of operations reported for interim periods are not necessarily indicative of the results to be expected for the year ended December 31, 2020. These unaudited financial statements should be read in conjunction with the audited financial statements for the year ended December 31, 2019.

Revenue Recognition

The majority of the Company’s revenue is generated from V-Go sales in the United States to third-party wholesalers and medical supply distributors that, in turn, sell this product to retail pharmacies or directly to patients. A portion of the Company's revenue is also generated from V-Go sales to international medical supply distributors. Under ASC 606, the Company recognizes revenue when its customer obtains control of promised goods or services, in an amount that reflects the consideration which the Company expects to receive in exchange for those goods or services. To recognize revenue for arrangements within the scope of ASC 606, the Company performs the following five steps:

VALERITAS HOLDINGS, INC. (Debtor-In-Possession)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(i) identification of the promised goods or services in the contract;

(ii) determination of whether the promised goods or services are performance obligations including whether they are distinct in the context of the contract;

(iii) measurement of the transaction price, including the constraint on variable consideration;

(iv) allocation of the transaction price to the performance obligations based on estimated selling prices; and

(v) recognition of revenue when (or as) we satisfy each performance obligation. A performance obligation is a promise in a contract to transfer a distinct good or service to the customer, and is the unit of account in ASC 606.

Revenue from product sales is recorded net of adjustments for managed care rebates, wholesale distributions fees, cash discounts, prompt pay discounts, and co-pay card redemptions, all of which are established at the time of sale. In order to prepare the condensed consolidated financial statements, the Company is required to make estimates regarding the amounts earned or to be claimed on the related product sales, including the following:

• managed care and Medicare rebates, which are based on the estimated end user payor mix and related contractual rebates;

• distribution fees, prompt pay discounts and other discounts, which are recorded based on specified payment terms, and which vary by customer and other incentive programs; and

• Co-pay card redemption charges which are based on the net transaction costs of prescriptions filled via a Company-subsidized card program and other incentive programs.

The Company believes its estimates related to managed care rebates and Medicare rebates, distribution fees, prompt pay and other discounts, and co-pay card redemption do not have a high degree of estimation complexity or uncertainty as the related amounts are settled within a relatively short period of time.

Return Reserve

The Company records allowances for product returns as a reduction of revenue at the time product sales are recorded. Several factors are considered in determining whether an allowance for product returns is required, including the customers’ return rights and the Company's historical experience with returns and the amount of product sales in the distribution channel not consumed by patients and subject to return. The Company relies on historical return rates to estimate returns. In the future, as any of these factors and/or the history of product returns change, adjustments to the allowance for product returns will be reflected.

Cash and cash equivalents

The Company noted the following cash and restricted cash balances as of March 31, 2020 and December 31, 2019:

(Dollars in thousands)	March 31, 2020	December 31, 2019
Cash and cash equivalents	$3,199	$13,819
Restricted Cash	3,258	468
Total cash, cash equivalents, and restricted cash	$6,457	$14,287

Chapter 11 Bankruptcy Filing

As a result of the Chapter 11 Bankruptcy filing, the Company has applied Accounting Standards Codification (“ASC”) 852 Reorganizations in preparing the condensed consolidated financial statements. ASC 852 requires the financial statements, for periods subsequent to the commencement of the Chapter 11 Cases, to distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. ASC 852 requires certain additional reporting for financial statements prepared between the bankruptcy filing date and the date of emergence from bankruptcy, including:

VALERITAS HOLDINGS, INC. (Debtor-In-Possession)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

●	A debtor-in-possession title should clearly label each financial statement; and
●	Reclassification of Debtor pre-petition liabilities that are unsecured, under-secured or where it cannot be determined that the liabilities are fully secured, to a separate line item in the Condensed Consolidated Balance Sheet called, "liabilities subject to compromise"; and
●	Segregation of Reorganization items, net as a separate line in the Condensed Consolidated Statement of Operations

Recently Adopted Accounting Standards

On August 28, 2018, the FASB issued ASU 2018-13, Fair Value Measurement: Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement (Topic 820), which changes the fair value measurement disclosure requirements of ASC 820. This ASU removes certain disclosure requirements regarding the amounts and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy and the policy for timing of transfers between the levels. This ASU also adds disclosure requirements regarding unrealized gains and losses included in Other Comprehensive Income for recurring Level 3 fair value measurements and the range and weighted average of unobservable inputs used in Level 3 fair value measurements. ASU 2018-13 is effective for all entities with fiscal years beginning after December 15, 2019, including interim periods therein. The Company adopted this accounting pronouncement on January 1, 2020. There was no financial impact to adopting this guidance.

Recently Issued Accounting Standards Not Yet Adopted

In June 2016, the FASB issued ASU 2016-13 “Financial Instruments-Credit Losses-Measurement of Credit Losses on Financial Instruments”. This guidance replaces the current incurred loss impairment methodology with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The guidance applies to loans, accounts receivable, trade receivables and other financial assets measured at amortized cost, loan commitments, debt securities and beneficial interests in securitized financial assets, but the effect on the Company is projected to be limited to accounts receivable. The guidance will be effective for the fiscal year beginning after December 15, 2022, including interim periods within that year. The Company has determined the impact of adopting this guidance will not be material.

In May 2019, the FASB issued ASU 2019-05 “Financial Instruments-Credit Losses (Topic 326)” which provides transition relief for companies adopting ASU 2016-13. This guidance amends ASU 2016-13 to allow companies to elect, upon adoption of ASU 2016-13, the fair value option on financial instruments that were previously recorded at amortized cost under certain circumstances. Companies are required to make this election on and instrument by instrument basis. The guidance will be effective for the fiscal year beginning after December 15, 2022, including interim periods within that year. The Company has determined the impact of adopting this guidance will not be material.

In August 2018, the FASB issued ASU 2018-15, Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract (“ASU 2018-15”). ASU 2018-15 requires certain costs to implement a cloud computing arrangement that is a service contract to be capitalized consistent with the rules applicable to internal-use software capitalization projects. The guidance will be effective for annual reporting periods beginning after December 15, 2020, and interim periods within annual reporting periods beginning after December 15, 2021. The Company has determined the impact of adopting this guidance will not be material.

VALERITAS HOLDINGS, INC. (Debtor-In-Possession)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

5. Inventory

Inventory, net consisted of the following:

(Dollars in thousands)	March 31, 2020	December 31, 2019
Raw materials	$1,260	$2,250
Work in process	1,745	1,607
Finished goods	3,230	2,263
Total	$6,235	$6,120

The Company states inventories at the lower of first-in, first-out cost, or net realizable value. Stated inventories include material costs, labor and applicable overhead. The inventory reserves for excess and obsolete inventory at March 31, 2020 and December 31, 2019 were $2.5 million and $4.0 million, respectively.

6. Property and Equipment

Property and equipment consisted of the following:

(Dollars in thousands)	Useful lives (in years)	March 31, 2020	December 31, 2019
Machinery and equipment	5-10	$12,911	$12,911
Computers and software	3	2,129	2,129
Leasehold improvements	6-10	413	413
Office equipment	5	89	89
Furniture and fixtures	5	255	255
Construction in process		908	899
Total		16,705	16,696
Accumulated depreciation		(10,224)	(9,850)
Property and equipment, net		$6,481	$6,846

Depreciation expense for the three months ended March 31, 2020 and 2019 was $0.4 million and $0.3 million, respectively.

VALERITAS HOLDINGS, INC. (Debtor-In-Possession)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

7. Accrued Expenses and Other Current Liabilities

The Company's accrued expenses and other current liabilities consisted of the following:

(Dollars in thousands)	March 31, 2020	December 31, 2019
Compensation	$1,179	$2,712
Returns reserve	28	548
Marketing services	153	328
Distribution agreements and managed care costs	2,612	3,869
Professional fees	64	1,672
Travel expenses	19	254
Manufacturing expenses	232	415
Restructuring expenses	2,530	—
Other accruals	—	115
Total accrued expenses and other current liabilities	$6,817	$9,913

Pre-petition liabilities, if not fully secured as of March 31, 2020, were reclassified to liabilities subject to compromise as of the Petition Date. Refer to Note 8 for the accrued expenses and other current liabilities reclassified to liabilities subject to compromise.

8. Liabilities Subject to Compromise

Liabilities subject to compromise at March 31, 2020 consisted of the following:

(Dollars in thousands)	March 31, 2020
CRG related party settlement claim (see Note 10)	$22,480
CRG related party debt (see Note 10)	16,345
WCAS related party debt (see Note 10)	1,608
Accounts payable	5,765
Accrued expenses and other current liabilities	3,843
Lease liabilities (see Note 14)	2,135
Total liabilities subject to compromise	$52,176

Determination of the value at which liabilities will ultimately be settled will be made in conjunction with the Plan of Liquidation. The Company (or the liquidating trustee, as applicable) will continue to evaluate the amount and classification of the Company’s pre-petition liabilities. Any additional liabilities that are subject to compromise will be recognized accordingly, and the aggregate amount of liabilities subject to compromise may change.

VALERITAS HOLDINGS, INC. (Debtor-In-Possession)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

9. Reorganization Items, Net

Reorganization items incurred as a result of the Chapter 11 Cases are presented separately in the accompanying condensed consolidated statements of operations for the three months ended March 31, 2020 and are as follows:

(Dollars in thousands)	March 31, 2020
Professional fees	$3,922
DIP Facility financing fees	1,713
Write-off of deferred financing costs on debt subject to compromise	225
Damages for rejected lease	175
Adjustment to allowed claim amount from CRG settlement agreement	(540)
Total reorganization items, net	$5,495

Professional fees included in Reorganization items, net represent fees for post-petition expenses related to the Chapter 11 Cases. As of March 31, 2020, $3.5 million of professional fees were unpaid and accrued in accounts payable and accrued expenses in the accompanying Condensed Consolidated Balance Sheet.

10. Debt

The Company had the following debt, net of issuance costs outstanding:

(Dollars in thousands)	March 31, 2020	December 31, 2019
Senior secured debt, net	$2,259	$2,259
Payment-in-kind (PIK) interest and backend fee	14,086	14,249
Issuance costs	—	(242)
Total senior secured debt, net	16,345	16,266
Other note payable	240	240
Payment-in-kind (PIK) interest	1,368	1,351
Total other note payable	1,608	1,591
DIP Facility	8,273	—
Total debt	$26,226	$17,857
Less: amounts classified to liabilities subject to compromise	17,953	—
Total debt, long-term	$—	$1,591
Total debt, short-term	$8,273	$16,266

Senior Secured Debt

On May 23, 2013, the Company entered into the Term Loan (as defined below) of $50.0 million with Capital Royalty Group (“CRG”), structured as a senior secured loan with a six-year term (the “Term Loan” or the “Senior Secured Debt”). The Term Loan is secured by substantially all of the Company’s assets, including its material intellectual property.

VALERITAS HOLDINGS, INC. (Debtor-In-Possession)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

The Company later entered into a series of forbearance agreements to modify the Term Loan, including the exchange of $25.0 million of the principal balance of the Term Loan for shares of the Company’s Series A Preferred Stock.

On September 30, 2019, the Company entered into the Second Amendment to the Term Loan (“the Second Amendment”). The Second Amendment increased the interest rate of the Term Loan from 11% to 13% per annum, removed the required quarterly cash interest payments of 8% per annum and allows for accrual of PIK interest instead, reducing the threshold for a Change of Control (as defined in the Term Loan) to 30% from 50%; and provides for an additional backend facility fee on the outstanding principal balance of the Term Loan immediately following the Debt Exchange (as described below) in addition to any new PIK interest accrued, payable by the Company upon completion of the Term Loan. The backend fee is accrued as non-cash interest expense using the effective interest method.

On September 30, 2019, in connection with the Second Amendment, $22.7 million of the Term Loan was exchanged for 15,575,586 shares of the Company's newly created Series B Preferred Stock at a price equal to $1.46 per share (“the Debt Exchange”).

On February 7, 2020, CRG notified the Company of an event of default related to, among other things, the Supply Disruption discussed in Note 3. The Term Loan was classified as current debt as of December 31, 2019, due to the potential consequences of the event of default.

In connection with the event of default, CRG began negotiations with the Company to determine an allowed claim amount for the existing balance of the debt under Chapter 11 and for an estimated allowed claim amount for the portion of the debt that was converted to Series B preferred shares through the Debt Exchange. On March 20, 2020, the Bankruptcy Court authorized a settlement agreement among the Company, CRG and the official committee of unsecured creditors for claims arising from the Debt Exchange. As part of the settlement agreement:

•	The existing debt owed under the Term Loan would continue as an allowed secured claim subject to compromise in the amount of approximately $20 million.

•	CRG waived the backend facility fee.

•	The portion of Series B Preferred Stock issued to CRG as part of the Debt Exchange was canceled in exchange for an additional allowed claim of $22.5 million, which was deemed unsecured and subject to the recovery waterfall as prescribed in the Plan of Liquidation.

•	As a result of the settlement agreement and cancellation of the CRG portion of Series B shares, the Company recognized $22.5 million directly as a liability subject to compromise and a $0.5 million gain in reorganization items, net from waiving the backend facility fee.

During the three months ended March 31, 2020 and 2019, the Company incurred non-cash interest expense of $0.4 million (excludes contractual interest of $0.6 million subsequent to the Petition Date) and $1.0 million, respectively.

Other Note Payable

In 2011, the Company issued a $5.0 million senior subordinated note, or the WCAS Note or (the “Other Note Payable”), to WCAS Capital Partners IV, L.P., or WCAS. The Company later entered into a series of forbearance agreements to modify the WCAS note. The terms of the most recently executed amendment of the WCAS note, dated May 23, 2013 and as amended March 28, 2017 bears interest at 10% per annum, and all interest accrues as compounded PIK interest and is added to the aggregate principal amount of the loan semi-annually. The outstanding principal amount of the note, including accrued PIK interest, is due in full in September 2021. No principal or interest payments are required during the term of the loan. The Company may pay off the WCAS Note at any time without penalty. $2.5 million of the WCAS Note was subsequently exchanged for shares of the Company’s Series A Preferred Stock.

VALERITAS HOLDINGS, INC. (Debtor-In-Possession)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

On September 30, 2019, $2.3 million of the WCAS Note was exchanged for 1,547,698 shares of the Company's newly created Series B Preferred Stock at a price equal to $1.46 per share.

During the three months ended March 31, 2020 and 2019, the Company incurred non-cash interest expense of a de minimis amount and $0.1 million, respectively.

DIP Facility

On March 12, 2020, to ensure access to sufficient liquidity throughout the Company's Chapter 11 Cases, the Bankruptcy Court authorized an order (“the DIP Order”) granting final approval of the Company’s DIP Facility by and among the Company and certain of its subsidiaries, as borrower and HB Fund LLC, as the “DIP Lender.” Under the terms of the DIP Order, the Debtors had access to the full $12.0 million DIP Facility, funded in two tranches upon the satisfaction of certain pre-specified conditions and subject to a borrowing base and certain fees. Interest accrued at a rate of 18% per annum. The proceeds of the DIP Facility were used by the Debtors in accordance with a Bankruptcy Court-approved budget for working capital and general corporate purposes of the Debtors and to pay fees, costs and expenses related to the DIP Facility. The DIP Facility was paid off on April 2, 2020, in conjunction with the closing of the Asset Sale.

11. Warrants

Liability Classified Warrants

The Company issued 519 warrants to acquire shares of its common stock to the agents in the private placement offering that was conducted as part of the 2016 Merger (the “PPO”). The warrants have a term of five years and expire in May 2021.

At December 31, 2019, the Company had 519 private placement warrants outstanding and exercisable, with a weighted average exercise price of $3.82 and a weighted average remaining life of 1.3 years.

During the three months ended March 31, 2019, the Company sold shares of its common stock under the Sales Agreement. Pursuant to the terms of the warrants issued, the exercise price of the warrants was reduced as a result of the offerings. The financial statement effect was de minimis. No shares were sold during the three months ended March 31, 2020. At March 31, 2020, the Company had 519 private placement warrants outstanding and exercisable, with a weighted average exercise price of $7.98 and a weighted average remaining life of 1.1 years. No private placement warrants were exercised during the three months ended March 31, 2020.

As of March 31, 2020 and 2019, the fair value of the warrants was estimated to be a de minimis amount based on the Black Scholes option pricing model.

Equity Classified Warrants

On November 16, 2018, the Company's public offering of 3,750,000 shares of common stock at a purchase price of $9.60 per share for net proceeds of approximately $32.5 million included in the purchase of each share of common stock Series A warrants and Series B warrants, initially at a ratio of one Series A warrant and one Series B warrant per share of common stock. After the May 20, 2019 reverse stock split, the ratio of Series A warrants and Series B warrants was updated to reflect post split adjustments to a ratio of twenty Series A and Series B warrants per one share of common stock. The Series A warrants have an exercise price of $12.00 per common share. The Series A warrants are exercisable commencing from the date of their issuance and will expire five years from the date of issuance. The Series B warrants had an exercise price of $9.60 per common share. The Series B warrants were exercisable commencing from the date of their issuance and expired nine months from the date of issuance. Prior to their expiration, Series B warrants were exercised for 2,096 shares of common stock for de minimis net proceeds. During the three months ended March 31, 2020, no Series A warrants have been exercised.

VALERITAS HOLDINGS, INC. (Debtor-In-Possession)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

The activities of the equity classified common stock warrants are as follows:

	Number of common shares	Weighted average exercise price	Weighted average remaining life
Outstanding and exercisable—December 31, 2018	7,500,000	$10.80	2.8 years
Warrants exercised	2,096	9.60	—
Warrants expired	(3,747,904)	9.60	—
Outstanding and exercisable—December 31, 2019	3,750,000	$12.00	3.9 years
Warrants exercised	—	—	—
Warrants expired	—	—	—
Outstanding and exercisable—March 31, 2020	3,750,000	$12.00	3.6 years

12. Related Party Transactions

On September 8, 2011, the Company issued the WCAS Note (see Note 10). Certain affiliates of WCAS are also common stock shareholders as of March 31, 2020.

On May 23, 2013, the Company entered into the Term Loan with CRG (see Note 10). CRG is also a common stock and Series A Preferred Stock shareholder as of March 31, 2020 (See Note 13).

On November 16, 2018, CRG participated in the Company's public offering of common stock, and acquired 750,000 shares for $7.2 million. Concurrent with the acquisition of common stock, CRG acquired 15,000,000 Series A warrants exercisable into 750,000 shares of common stock and 15,000,000 Series B warrants exercisable into 750,000 shares of common stock. The Series B warrants expired 9 months from the issuance date with CRG not exercising any Series B warrants. As of March 31, 2020, CRG has not exercised any Series A warrants.

CRG held an aggregate of 1,009,296 of the Company's common stock at March 31, 2020 and December 31, 2019.

As of March 31, 2020 and December 31, 2019 CRG held an aggregate of 2,500,000 shares of the Company's Series A Preferred Stock.

On September 30, 2019, $22.7 million of the Term Loan was exchanged into newly created Series B Preferred Stock at the rate of $1.46 per share of Series B Preferred Stock. CRG received 15,575,586 shares of Series B Preferred Stock. On March 6, 2020, as part of the settlement reached with CRG, all 15,575,586 shares of CRG’s Series B Preferred stock were canceled (See Note 10).

As of March 31, 2020 and December 31, 2019, WCAS held an aggregate of 250,000 shares of the Company's Series A Preferred Stock.

On September 30, 2019, $2.3 million of the WCAS Note was exchanged into newly created Series B Preferred Stock at the rate of $1.46 per share of Series B Preferred Stock. WCAS received 1,547,698 shares of Series B Preferred Stock. As of March 31, 2020 and December 31, 2019, WCAS held an aggregate of 1,547,698 shares of the Company's Series B Preferred Stock.

VALERITAS HOLDINGS, INC. (Debtor-In-Possession)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

13. Stockholder's Equity

On May 20, 2019, the Company effected a 1-for-20 reverse stock split of its issued and outstanding shares of common stock, $0.001 par value.

The Company's capital structure consists of 300,000,000 authorized shares of common stock, par value $0.001 per share, and 50,000,000 authorized shares of blank check preferred stock, of which 2,750,000 have been designated as Series A Preferred Stock, par value $0.001 per share, and 30,000,000 have been designated as Series B Preferred Stock, par value $0.001 per share.

First Purchase Agreement

On January 7, 2018, the Company entered into the First Purchase Agreement with Aspire Capital. The Company sold an aggregate of 62,543 shares of its common stock and received net proceeds of $1.8 million. The First Purchase Agreement was terminated in June 2018.

Sales Agreement

On January 26, 2018, the Company entered into the Sales Agreement with FBR under which the Company could, from time to time in its sole discretion, issue and sell through FBR, acting as agent, the placement shares (“Placement Shares”) up to the amount currently authorized in an effective registration statement. FBR has the option to decline any sales orders at its discretion. The issuance and sale of the Placement Shares are made pursuant to the terms of the Sales Agreement and a prospectus supplement on Form S-3, dated March 22, 2019, to the Company’s Shelf Registration Statement on Form S-3 (File No. 333-220799), which was filed with the SEC on October 4, 2017, and declared effective by the SEC on December 15, 2017, which provides for the sale and issuance of up to approximately $10.3 million of Placement Shares. No shares were sold during the three months ended March 31, 2020. During the three months ended March 31, 2019 the Company sold 109,117 shares at an average price of $7.62 per share under the Sales Agreement and received net proceeds of $0.8 million. As of March 31, 2020, the Company had $0.8 million remaining available for sale under the current prospectus supplement, pursuant to the Sales Agreement. Following the Bankruptcy Court’s approval of the Company’s Plan of Liquidation, however, all Placement Shares have been canceled and extinguished. Refer to Note 15 (Subsequent Events) for additional information on the treatment of the Company’s capital stock following its Chapter 11 filing.

Spring 2018 Public Offering

The Company completed a public offering on April 26, 2018 in which it sold 685,000 shares of common stock and received aggregate net proceeds of approximately $21.8 million, after deducting underwriting discounts and commissions of $1.8 million and offering expenses of $0.4 million. On May 2, 2018, the underwriters in the public offering exercised a portion of their 30-day option to purchase additional shares of the Company's common stock, as a result of which the Company sold 80,000 shares and received additional net proceeds of approximately $2.6 million, after deducting underwriting discounts of $0.2 million.

VALERITAS HOLDINGS, INC. (Debtor-In-Possession)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Second Purchase Agreement

In June 2018, the Company entered into the Second Purchase Agreement with Aspire Capital, pursuant to which, the Company has the right, in its sole discretion, to present Aspire Capital with a purchase notice, directing Aspire Capital (as principal) to purchase up to 7,500 shares of the Company’s common stock per business day, in an aggregate amount of up to $21.0 million of the purchase shares (“Purchase Shares”) over the thirty month term of the Second Purchase Agreement at a per share price equal to the lesser of the lowest sale price of the Company’s common stock on the purchase date; or the arithmetic average of the three lowest closing sale prices for the Company’s common stock during the ten consecutive trading days ending on the trading day immediately preceding the purchase date. Under the Second Purchase Agreement, the Company was initially limited in the amount of Purchase Shares that it could sell to Aspire Capital by the Exchange Cap (which represented 19.99% of the Company’s outstanding shares of common stock on the date the Company entered into the Second Purchase Agreement), unless the Company either (i) obtained stockholder approval to waive the Exchange Cap or (ii) the average price paid for all shares issued under the Purchase Agreement, including the commitment shares (“Commitment Shares”) and the initial purchase shares (“Initial Purchase Shares”) was equal to or greater than $32.40, which was the consolidated closing bid price (adjusted for reverse stock split) of the Company’s common stock on the date it entered into the Second Purchase Agreement. In addition to these restrictions, the Company is prohibited from selling shares to Aspire under the Second Purchase Agreement at a price per share less than $1.00.

At the Company's 2019 annual meeting, the Company's stockholders voted to waive the Exchange Cap. As a result, the Company may sell up to the full $21.0 million of Purchase Shares at an average price per share lower than $32.40, provided that the Company may not sell any Purchase Shares to Aspire Capital at a price per share lower than $1.00.

The Company has two effective Registration Statements on Form S-1 (File Nos. 333-232868 and 333-226018) (the “Aspire Registration Statements”), pursuant to which it has registered the issuance and sale of up to 5,500,000 Purchase Shares to Aspire Capital, which includes the Commitment Shares and the Initial Purchase Shares.

Through March 31, 2020, the Company has issued an aggregate of 1,208,371 shares of its common stock to Aspire Capital pursuant to the Second Purchase Agreement (including the Commitment Shares and the Initial Purchase Shares). There were no shares sold to Aspire Capital during the three months ended March 31, 2020 or 2019. As of March 31, 2020, the Company had $17.5 million of Purchase Shares that remain available for sale under the Second Purchase Agreement, and 4,291,629 Purchase Shares currently registered for sale to Aspire Capital under the Aspire Registration Statements. Following the Bankruptcy Court’s approval of the Company’s Plan of Liquidation, however, all Purchase Shares have been canceled and extinguished. Refer to Note 15 (Subsequent Events) for additional information on the treatment of the Company’s capital stock following its Chapter 11 filing.

Fall 2018 Public Offering

On November 16, 2018, the Company completed a public offering of 3,750,000 shares of common stock at a purchase price of $9.60 per share and received aggregate net proceeds of approximately $32.5 million, after deducting underwriting discounts and commissions of $2.7 million and offering expenses of $0.8 million. Included in the purchase of each share of common stock was 75,000,000 Series A warrants exercisable for 3,750,000 shares of common stock and 75,000,000 Series B warrants exercisable for 3,750,000 shares of common stock. The Series A warrants have an exercise price of $12.00 per share of common stock. The Series A warrants are exercisable commencing from the date of their issuance and will expire five years from the date of issuance. The Series B warrants had an exercise price of $9.60 per share of common stock. The Series B warrants were exercisable commencing from the date of their issuance and expired nine months from the date of issuance. Prior to expiration, Series B warrants were exercised for 2,096 shares of common stock for de minimis net proceeds. Series A warrants outstanding as of March 31, 2020 were 75,000,000 (exercisable for 3,750,000 shares of common stock). Following the Bankruptcy Court’s approval of the Company’s Plan of Liquidation, however, all Series A warrants have been canceled and extinguished. Refer to Note 15 (Subsequent Events) for additional information on the treatment of the Company’s capital stock following its Chapter 11 filing.

VALERITAS HOLDINGS, INC. (Debtor-In-Possession)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Nasdaq Notifications

On December 31, 2018 the Company received a written notification from Nasdaq indicating that the Company was not in compliance with Nasdaq Listing Rule 5550(a)(2) for continued listing on the Nasdaq Capital Market because its minimum bid price was less than $1.00 per share for 30 consecutive business days. The notification letter provided that the Company had 180 calendar days, or until July 1, 2019 to regain compliance with Nasdaq Listing Rule 5550(a)(2). To regain compliance, the bid price of the Company's common stock must have a closing bid price of at least $1.00 per share for a minimum of 10 consecutive business days. If the Company did not regain compliance by July 1, 2019, an additional 180 days could have been granted to regain compliance, so long as the Company meets The Nasdaq Capital Market continued listing requirements (except for the bid price requirement) and notifies Nasdaq in writing of its intention to cure the deficiency during the second compliance period, by effecting a reverse stock split. On the Effective Date, the Company effected a 1-for-20 reverse stock split of its issued and outstanding shares of common stock.

On June 25, 2019, the Company received written notification (the “MVLS Notice”) from Nasdaq indicating that, based upon Nasdaq’s review of the Market Value of Listed Securities (“MVLS”) for the last 30 consecutive business days preceding the date of notification, the Company no longer meets the minimum MVLS of $35 million as set forth in Nasdaq Listing Rule 5550(b)(2). In accordance with the MVLS Notice, the Company had a period of 180 calendar days, or until December 23, 2019, to regain compliance with Nasdaq Listing Rule 5550(b)(2). In order to regain compliance, the Company must maintain an MVLS of at least $35 million for a minimum of ten consecutive business days during the 180-day compliance period. In lieu of complying with the MVLS requirement, the Company may also regain compliance with Nasdaq if it achieves stockholders’ equity of at least $2.5 million by December 23, 2019, in accordance with the Equity Standard for continued listing on the Nasdaq Capital Market. On November 18, 2019, Nasdaq confirmed that the Company had regained compliance with Nasdaq’s continued listing requirements, based on the Company's stockholders' equity of $11.0 million at September 30, 2019.

On February 5, 2020, the Company received a notification from Nasdaq that it no longer complied with the minimum bid price requirements set forth in Nasdaq Listing Rule 5550(a)(2), which provided the Company with a 180 day period, or until August 3, 2020, to regain compliance with such listing standard. On February 10, 2020, Company received a follow-up notification from Nasdaq stating that, as a result of the Company’s Chapter 11 filing, the Company’s common stock would be delisted from Nasdaq. The Company’s common stock was subsequently delisted in March 2020.

Preferred Stock

Shares of preferred stock may be issued from time to time in one or more series, each of which will have such distinctive designation or title as shall be determined by the Company's Board of Directors prior to the issuance of any shares thereof. The number of authorized shares of preferred stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all the then outstanding shares of the Company's capital stock entitled to vote.

VALERITAS HOLDINGS, INC. (Debtor-In-Possession)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Original Series A Preferred Stock

On February 14, 2017, the Company entered into an agreement with CRG and WCAS to exchange a total of $27.5 million of the outstanding principal amount of the Company's debt, including $25.0 million from the Term Loan and $2.5 million from the WCAS Note, into shares of Series A Preferred Stock at the public offering price. Each share of Series A Preferred Stock is convertible at the option of the holder at any time into shares of the Company's common stock at a conversion rate determined by dividing the Series A Original Issue Price by the Series A Conversion Price (both as defined in the Certificate of Designation) in effect at the time of conversion. This formula initially resulted in a one-to-one conversion ratio. The Series A Conversion Price was subject to adjustment for stock splits and the like subsequent to the date of issuance of the Series A Preferred Stock. On the Effective Date, the Company effected a 1–for–20 reverse stock split of the Company's outstanding shares of common stock, and as a result the updated conversion ratio of Series A preferred shares to common stock is twenty shares of Series A Preferred Stock to one share of common stock. On or after January 1, 2021, at the Company's option, if the Company has achieved an average market capitalization of at least $300.0 million for the Company's most recent fiscal quarter, the Company may elect to automatically convert all of the outstanding shares of Series A Preferred Stock into shares of the Company's common stock.

Series A Preferred Stock shareholders have no voting rights. The Company has the right to redeem all or less than all of the Series A Preferred Stock, at any time, at a price equal to the Series A Conversion Price, as adjusted, plus any accrued but unpaid dividends. In the event of a Deemed Liquidation Event, upon board approval, the holders of Series A Preferred Stock are eligible to receive the greater of (i) $27.5 million, plus accrued but unpaid dividends or (ii) what they would have received as a holder of common stock had they converted their shares of Series A Preferred Stock into shares of the Company's common stock immediately prior to the Deemed Liquidation Event. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or Deemed Liquidation Event, preferential amounts required to be paid to the holders of shares of Series A Preferred Stock will be distributed first, with the remaining assets of the Company available for distribution to its stockholders distributed among the holders of shares of common stock, pro rata based on the number of shares held by each such holder. To the extent permitted under Delaware law, the holders of shares of Series A Preferred Stock have the right to prevent the Company from liquidating, dissolving, amending the Company's governing documents in a manner that affects the rights of the Series A Preferred Stock, authorizing shares of capital stock on parity or senior to the Series A Preferred Stock, or issuing any shares of Series A Preferred Stock to any individual, entity or person other than CRG or WCAS.

The holders of shares of Series A Preferred Stock are entitled to receive cumulative annual dividends at a rate of $8 per every $100 of Series A Preferred Stock, payable either in cash or in shares of the Company's common stock, originally at each holder’s election; provided, that to the extent any holder elects to receive cash dividends, such dividends shall accrue from day to day and be payable only upon a Deemed Liquidation Event (as defined in the Certificate of Designation). The annual option to elect cash or common stock dividends was subsequently revised in connection with the Debt Exchange, as discussed below, so that it is now the Company's option to select the form of dividend payment, rather than the holder's option. To the extent that the Company elects to pay the dividends in the form of common stock, such dividends are payable at December 31 of each year starting from December 31, 2020. A cash election continues to be payable only upon a Deemed Liquidation Event.

Series A preferred dividends prior to the Debt Exchange (see Note 10) were elected by the holders' to be paid in cash, and as such are payable only upon a Deemed Liquidation Event. Series A preferred dividends prior to the Debt Exchange are accrued upon board declaration by the board of directors. As of March 31, 2020, the board of directors has not declared any dividends, therefore no amounts are accrued. The Series A dividends prior to the Debt Exchange are included in the aggregate liquidation value of the Series A Preferred Stock. The total liquidation value of Series A Preferred Stock prior to the Debt Exchange, payable in cash upon a Deemed Liquidation Event was $33.0 million.

VALERITAS HOLDINGS, INC. (Debtor-In-Possession)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Amended Series A Preferred Stock

In connection with the Debt Exchange (see Note 10) and as required by the Series B Purchase Agreement (as described below), on September 30, 2019, the Company filed with the Secretary of State of Delaware an amended and restated certificate of designation for the Series A Preferred Stock (the “Amended and Restated Series A Certificate of Designation”), amending and restating the rights, preferences and privileges of the Series A Preferred Stock. The shares of Series A Preferred Stock were amended to (i) provide the Company with the option to pay dividends on the Series A Preferred Stock in cash or shares of common stock, whereas previously it was the holder’s option to choose the form of dividend payment, and (ii) otherwise conform the terms of the Series A Preferred Stock to the terms of the Series B Preferred Stock in all other material respects where permitted under applicable Nasdaq Listing Rules. Accordingly, similar to the Series B Preferred Stock, the terms of which are described below, the Series A Preferred Stock contains certain protective provisions, and requires the consent of a majority of the holders of the Series A Preferred Stock prior to the Company liquidating, dissolving, effecting any merger or Deemed Liquidation Event (as defined in the Amended and Restated Series A Certificate of Designation) or consenting to any of the foregoing; amending its governing documents in a manner that affects the rights of the Series A Preferred Stock; authorizing shares of capital stock (or amending terms of capital stock) on parity or senior to the Series A Preferred Stock; purchasing or redeeming shares of capital stock, or declaring any dividends other than permitted dividends or other limited exceptions; incurring additional indebtedness; or issuing any shares of Series A Preferred Stock to any individual, entity or person other than CRG or WCAS or their affiliates or transferees. Furthermore, transactions which may trigger a Deemed Liquidation Event are solely within the control of the Company based on the definition of a Deemed Liquidation Event in the Amended and Restated Series A Certificate of Designation. The Amended and Restated Series A Certificate of Designation did not change the Company's equity treatment of Series A Preferred Stock, as there were no significant changes to the substantive contractual terms.

Series A preferred dividends subsequent to the Debt Exchange are to be paid in cash or common stock, at the Company's election. As the Company will more likely than not elect to pay the Series A preferred dividends post Debt Exchange in shares of common stock, the Company is accruing the value of the Series A preferred dividends subsequent to the Debt Exchange to equity as dividends distributable, until the dividends are paid out annually (if the election is common stock). If the Company elects to pay the Series A preferred dividends subsequent to the Debt Exchange in cash, the cash remains payable upon a Deemed Liquidation Event only. The accrued dividends are included in the aggregate liquidation value of Series A Preferred Stock until they are paid out.

At March 31, 2020, 947,261 Series A preferred dividends have been accrued subsequent to the Debt Exchange and added to the aggregate liquidation value of Series A Preferred Stock.

The shares of Series A Preferred Stock are also entitled to receive participating dividends. Series A Preferred Stock shareholders have no voting rights. The Company has the right to redeem all or less than all of the Series A Preferred Stock, at any time, at a price equal to the Series A Original Issue Price, as adjusted, plus any accrued but unpaid dividends. Following the Bankruptcy Court’s approval of the Company’s Plan of Liquidation, however, all shares of Series A Preferred Stock have been canceled and extinguished. Refer to Note 15 (Subsequent Events) for additional information on the treatment of the Company’s capital stock following its Chapter 11 filing.

VALERITAS HOLDINGS, INC. (Debtor-In-Possession)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Series B Preferred Stock

On September 30, 2019 the Company entered into an agreement with CRG and WCAS to exchange a total of $25.0 million of its outstanding debt, including $22.7 million of the Term Loan, into shares of newly-created Series B Convertible Preferred Stock, par value $0.001 per share (the “Series B Preferred Stock”) at a price equal to $1.46 per share. The shares of Series B Preferred Stock rank pari passu with the Series A Preferred Stock, and are convertible at the option of the holder at any time into shares of the Company's common stock at a conversion rate determined by dividing the Series B Original Issue Price by the Series B Conversion Price (each as defined in the Certificate of Designation) in effect at the time of conversion. This formula initially results in a one-to-one conversion ratio. The Series B Conversion Price is subject to adjustment for stock splits and the like subsequent to the date of issuance of the Series B Preferred Stock. On or after January 1, 2021, at the Company’s option, if the Company has achieved an average market capitalization of at least $300.0 million for its most recent fiscal quarter, the Company may elect to automatically convert all of the outstanding shares of Series B Preferred Stock into common stock at the then applicable conversion rate.

The holders of shares of Series B Preferred Stock are entitled to receive preferred dividends at a rate of $8 per every $100 of Series B Preferred Stock, compounded annually from and after the issuance date, payable either in cash or in additional shares of Series B Preferred Stock, at the Company’s election, which are payable annually in arrears on December 31st of each year (commencing December 31, 2020). As the Company will more likely than not elect to pay the Series B preferred dividends in additional shares of Series B Preferred Stock, the Company is accruing the value of the Series B preferred dividends to equity as dividends distributable, until the dividends are paid out annually. The accrued dividends are also included in the aggregate liquidation value of Series B Preferred Stock until they are paid out.

On March 6, 2020, as part of the Chapter 11 Bankruptcy process, the Company, CRG and the official committee of unsecured creditors entered into a settlement agreement addressing, amount other things, the outstanding amount owed under the Term Loan and claims resulting from the Debt Exchange. As part of the settlement agreement the Series B Preferred Stock issued to CRG as part of the Debt Exchange was canceled. Refer to Note 10 (Debt) for additional details.

At March 31, 2020, 65,340 Series B preferred dividends have been accrued, and the total liquidation value of Series B Preferred Stock was $2.3 million.

The shares of Series B Preferred Stock are also entitled to receive participating dividends. Series B Preferred Stock shareholders have no voting rights. The Company has the right to redeem all or less than all of the Series B Preferred Stock, at any time, at a price equal to the Series B Original Issue Price, as adjusted, plus any accrued but unpaid dividends.

In the event of a Deemed Liquidation Event (as defined in the Series B Certificate of Designation), upon board approval, the holders of Series B Preferred Stock are eligible to receive the greater of (i) an amount equal to the Series B Original Issue Price, plus any dividends unpaid thereon, plus an amount equal to accrued and unpaid dividends and distributions thereon, or (ii) such amount per share as would have been payable had all shares of Series B Preferred Stock been converted into common stock immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event.

The Series B Preferred Stock contains certain protective provisions, and requires the consent of a majority of the holders of the Series B Preferred Stock prior to the Company liquidating, dissolving, effecting any merger or Deemed Liquidation Event (as defined in the Series B Certificate of Designation) or consenting to the foregoing; amending its governing documents in a manner that affects the rights of the Series B Preferred Stock; authorizing shares of capital stock (or amending terms of capital stock) on parity or senior to the Series B Preferred Stock; purchasing or redeeming shares of capital stock, or declaring any dividends other than permitted dividends or other limited exceptions; incurring additional indebtedness; issuing shares of capital stock at an effective price per share lower than $1.46 per share without the consent of the majority of the Series B preferred shareholders, subject to certain limited exceptions, of which these exceptions include the Sales Agreement with FBR and the Second Purchase Agreement with Aspire Capital; or issuing any shares of Series B Preferred Stock to any individual, entity or person other than CRG or WCAS or their affiliates or transferees.

VALERITAS HOLDINGS, INC. (Debtor-In-Possession)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Series B Preferred Stock is contingently redeemable, as the Certificate of Designation for Series B Preferred Stock does not specify a determinable date for which the redemption is to occur, but rather the redemption is conditional upon the occurrence of a Deemed Liquidation Event and the receipt of a written request of the holders of the majority of Series B Preferred Stock. Neither the Deemed Liquidation Event nor the written request are certain to occur and, therefore, the Series B Preferred Stock is contingently redeemable and not mandatorily redeemable. Additionally, the Company has an option, but not an obligation or a requirement, to redeem Series B Preferred Stock at any time. Furthermore, transactions which may trigger a Deemed Liquidation Event are solely within the control of the Company based on the definition of a Deemed Liquidation Event in the Series B Certificate of Designation. Based on the preceding, the Company has determined that the Series B Preferred Stock will be classified as permanent equity, and has accounted for it as such in the financial statements. Following the Bankruptcy Court’s approval of the Company’s Plan of Liquidation, however, all shares of Series B Preferred Stock have been canceled and extinguished. Refer to Note 15 (Subsequent Events) for additional information on the treatment of the Company’s capital stock following its Chapter 11 filing.

Equity Compensation Plans

Employee Stock Purchase Plan

Under the Employee Stock Purchase Plan (the “ESPP”), which was established in 2017, the Company is authorized to issue up to 2% of the shares of its capital stock outstanding as of May 3, 2017. The purchase price of the stock will not be less than 85% of the lower of (i) the fair market value per share of the Company's common stock on the start date of the offering period or (ii) the fair market value on the purchase date. The fair market value per share of the Company’s common stock on any particular date under the ESPP will be the closing selling price per share on such date on the national stock exchange serving as the primary market for the Company’s common stock at that time (or if there is no closing price on such date, then the closing selling price per share on the last preceding date for which such quotation exists). Shares of the Company's common stock will be offered for purchase under the ESPP through a series of successive offering periods. Each offering period will be comprised of one or more successive 6-month purchase intervals, unless determined otherwise by the plan administrator. On the start date of each offering period, each participant will be granted a purchase right to acquire shares of the Company's common stock on the last day of each purchase period interval during the offering period. Fair value is determined based on two factors: (i) the 15% discount amount on the underlying stock’s market value on the first day of the applicable offering period, and (ii) the fair value of the look-back feature determined by using the Black-Scholes model.

Shares of the Company's common stock were offered for purchase under the ESPP through a series of successive offering periods. Each offering period was comprised of one or more successive 6-month purchase intervals, unless determined otherwise by the plan administrator. On the start date of each offering period, each participant was granted a purchase right to acquire shares of the Company’s common stock on the last day of each purchase interval during that offering period.

During calendar year 2018, all plan shares were issued and the Company suspended the Employee Stock Purchase Plan.

In May 2019, the Company's shareholders approved the amended and restated ESPP which (i) provides an additional 75,000 shares of common stock for issuance thereunder, and (ii) provides for an increase in the automatic annual increase in the number of shares available for issuance under the current ESPP from 0.25% of the total number of shares of common stock outstanding as measured as of the last trading day in the immediately preceding calendar year to 1.0%. For the three months ended March 31, 2020 and 2019, no purchase rights were requested. The ESPP was terminated subsequent to March 31, 2020, as a result of the Company’s Chapter 11 filing.

VALERITAS HOLDINGS, INC. (Debtor-In-Possession)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

2018 Inducement Plan

In November 2018, the Company established the 2018 Inducement Plan (the “2018 Plan”). The 2018 Plan is intended to (i) help the Company secure and retain the services of eligible award recipients, (ii) provide an inducement material for such persons to enter into employment with the Company, (iii) provide incentives for such persons to exert maximum efforts for the success of the Company and any Affiliate and (iv) provide a means by which the eligible recipients may benefit from increases in value of the common stock. The Company made 50,000 shares available for issuance under the 2018 Plan. At March 31, 2020, an aggregate of 31,344 shares of the Company's common stock were available for issuance under the 2018 Plan.

The options generally vest over a period of three or four years, and options that lapse or are forfeited are available to be granted again. The contractual life of all options is ten years from the date the option was granted. The restricted stock awards vest on the first, second and third anniversaries of the original grant date. The Company recognizes compensation expense on all of these awards on a straight-line basis over the vesting period. The fair value of the awards was determined based on the market value of the underlying stock price at the grant date. The 2018 Plan was terminated subsequent to March 31, 2020, as a result of the Company’s Chapter 11 filing.

2016 Employee Equity Compensation Plan

The Company's 2016 Equity Incentive Compensation plan (the “2016 Plan”) was established on May 3, 2016. The 2016 Plan permits the Company to grant cash, stock and stock-based awards to its employees, consultants and directors. The 2016 Plan includes (i) the discretionary grant program under which eligible persons may be granted options, including incentive stock options, or ISOs, and nonqualified stock options, or NSOs, or stock appreciation rights, or SARs; (ii) the stock issuance program under which eligible persons may be issued direct stock, restricted stock awards, restricted stock units, performance shares or other stock-based awards; and (iii) the incentive bonus program under which eligible persons may be issued performance unit awards, dividend equivalent rights or cash incentive awards. The Company initially had 105,800 shares available for issuance under the 2016 plan.

In July 2018, the Company's shareholders approved an amendment to the 2016 Plan and as a result, a total of 400,000 shares were made available for issuance under the 2016 Plan. On January 1, 2019 and January 1, 2020, an additional 199,896 and 333,260 shares, respectively, became available for issuance pursuant to the 2016 Plan's evergreen provision. At March 31, 2020, an aggregate of 550,514 shares were available for future issuance under the 2016 Plan. The 2016 Plan was terminated subsequent to March 31, 2020, as a result of the Company’s Chapter 11 filing.

VALERITAS HOLDINGS, INC. (Debtor-In-Possession)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

The combined 2016 Plan and 2018 Plan option activity for the three months ended March 31, 2020 was as follows:

(Dollars in thousands, except per share amounts)	Shares	Weighted- Average Exercise Price (in dollars per share)	Weighted- Average Contractual Life (in years)	Aggregate Intrinsic Value
Options outstanding at December 31, 2019	573,065	$41.49	6.64	$—
Granted	—	—	—	$—
Forfeited / Canceled	(2,222)	116.06	—	—
Options outstanding at March 31, 2020	570,843	$41.30		$—
Vested and exercisable	253,930	$78.24		$—

Share based compensation expense related to options issued under the 2016 Plan and 2018 Plan was $0.9 million and $1.1 million for the three months ended March 31, 2020 and 2019, respectively. The weighted average grant date fair value of options granted during the three months ended March 31, 2020 and 2019 was $0.00 and $0.34, respectively. The total grant date fair value of options that vested during three months ended March 31, 2020 and 2019 was $0.0 million and $1.4 million, respectively. There have been no option exercises under both plans. As of March 31, 2020 there remained $2.5 million of unrecognized share-based compensation expense related to unvested stock options issued to be recognized as expense over a weighted average period of 1.31 years.

14. Commitments and Contingencies

Litigation

The Company from time to time, is party to pending or threatened legal proceedings. The Company recognizes a liability for contingencies, including an estimate of legal costs to be incurred, when information available indicates both a loss is probable and the amount of the loss can be reasonably estimated. Based upon information presently available, and in light of available legal and other defenses, contingent liabilities arising from threatened and pending litigation are not considered material in relation to the respective financial positions of the Company.

During 2018, the Company received an offer from Roche Diabetes Care, Inc. (“Roche”) to license its US Patent No. 6,736,795 (the ‘795 patent), which expires on September 23, 2020, and is alleged to cover the Company's V-Go product. The Company does not believe the ‘795 patent to be valid, infringed, and/or enforceable, and therefore does not view Roche’s allegation as having merit. The Company also understands that Roche has never practiced the ‘795 Patent and Roche permitted the European equivalent patent to lapse.  Accordingly, the Company declined Roche’s offer of a license to the ‘795 patent, and on January 24, 2019, the Company filed two Inter Partes Review petitions, which included three previously unconsidered prior art references, with the Patent Trial and Appeal Board (“PTAB”).  In response, in late February 2019, Roche filed a proceeding in federal court in Delaware seeking an unspecified amount of damages and potential injunctive relief.  On April 24, 2019 Roche filed a preliminary response with the US Patent and Trademark Office in which it statutorily disclaimed or abandoned all but 2 of the claims in the ‘795 patent that Roche had suggested covered the V-Go product. A statutory disclaimer means that the subject matter covered by the claims abandoned by Roche are dedicated to the public and free for any party to use. On July 16, 2019, the Company entered into a settlement agreement (the “Settlement”) with Roche whereby the Company and Roche agreed to terminate all Inter Partes Review proceedings related to the ‘795 patent and dismiss with prejudice all claims and counterclaims asserted by the two parties in connection with the above disclosed dispute. In exchange for the Settlement, Roche has granted the Company a non-exclusive, worldwide license (the “License”) to use the ‘795 patent, upon the terms and conditions set forth in the Settlement. The License is valid from the date of the Settlement until the ‘795 patent expires and/or is no longer enforceable.

VALERITAS HOLDINGS, INC. (Debtor-In-Possession)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

In connection with the Settlement, the Company agreed to pay Roche an amount determined not to be material to the Company's financial statements. The remaining amount is included on the Company’s balance sheet in liabilities subject to compromise at March 31, 2020.

Finance (Capital) Leases

In January and November 2018, the Company executed finance (capital) leases with Winthrop for laptops and other electronic equipment. The initial term of the two leases expire in 2021, then continues year to year until terminated. At the end of the initial term, the Company has the option to purchase the leased equipment in whole for a mutually agreed upon price. The right-of-use assets under these finance (capital) leases were recorded at the present value of the minimum lease payments, which amounted to $0.4 million upon commencement and are amortized over the term of the leases. The Company paid $0.1 million of interest expense under the finance (capital) leases. As of March 31, 2020 and December 31, 2019, gross right-of-use assets for finance (capital) leases were $0.4 million. Finance (capital) lease amortization expense was a de minimis amount for the three months ending March 31, 2020 and 2019.

On February 21, 2020, Winthrop sent a notice to the Company’s bank to draw down on the letter of credit (the “LOC”) for the full secured amount of the finance (capital) leases (“the LOC Draw”) due to the event of default that occurred under the finance (capital) leases when the Company failed to make certain lease payments. As of March 31, 2020, the LOC Draw had not occurred. The full secured amount was recorded on the Company’s balance sheet as a liability subject to compromise.

Operating Leases

The Company leased buildings in Bridgewater, New Jersey and Marlborough, Massachusetts. The New Jersey lease was set to expire in June 2023. The original Massachusetts lease was to expire February 2024. In 2019, the Company entered into the First Amendment to the Marlborough, Massachusetts lease, with payments to commence in June 2019 (the “Massachusetts First Amendment Lease”). The lease adds 4,076 square feet and extends the term of the lease through February, 2026. In addition to rent expense, the Company is obligated to pay costs of insurance, taxes, repairs and maintenance pursuant to the terms of the building leases. The rental payments include the minimum rentals plus common area maintenance charges. The leases include renewal options. As a result of the Massachusetts First Amendment Lease an incremental $0.8 million for the ROU asset and lease liabilities were recorded during the year ended December 31, 2019. The Massachusetts First Amendment Lease was assigned to Zealand as part of the Asset Sale (as defined in Note 2).

On April 17, 2020, the Bankruptcy Court ordered that the Company’s New Jersey headquarters lease was approved for rejection effective as of March 31, 2020. As a result, for the headquarters lease, the Company has extinguished the related right-of-use asset and operating lease liability, and recorded the expected allowed claim associated with the rejection as a liability subject to compromise, with the Statement of Operations impact to reorganization items, net.

The Company has a service contract for the manufacturing of its products with a three-year term and a separate contract for the packaging and the shipping of its product with an evergreen term, which the Company accounts for as a one and one half year term. These service contracts are recorded in the cost of sales as manufacturing overhead. Under ASC 842 Leases, the Company tested these service contacts and determined the assets were implicit in the contract, they are distinct, and the supplier does not have practical substantive substitution rights. During the year ended December 31, 2019, the Company recorded an ROU asset and associated liability of $0.2 million for these embedded leases. Both leases are determined to be operating leases.

Operating lease expense included in selling, general and administrative expense under the building leases amounted to $0.1 million for the three months ending March 31, 2020 and 2019. The operating expense for the embedded lease is a de minimis amount per month and is recorded in cost of sales as manufacturing overhead. No additional ROU assets were recorded during the three months ending March 31, 2020.

VALERITAS HOLDINGS, INC. (Debtor-In-Possession)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

As of March 31, 2020, the Company’s right-of-use assets, lease obligations and remaining cash commitment on the operating leases are as follows:

	Right-of-use Assets	Operating Lease Obligations	Remaining Cash Commitment
Building and embedded operating leases	$1,691	$1,853	$2,412

The Company’s weighted average discount rate and remaining term on lease liabilities is approximately 9.0% and 6.0 years, respectively.

At March 31, 2020, the Company had the following minimum lease commitments:

Operating Lease Commitments
2020, remaining	$327
2021	369
2022	362
2023	359
2024	387
Thereafter	608
Subtotal	2,412
Imputed interest	(559)
Total	$1,853

The remaining finance (capital) lease commitments are not significant as of March 31, 2020.

As of the Petition Date, the Company has classified all outstanding lease liabilities (operating and financing) as liabilities subject to compromise.

Development Agreement

On April 16, 2018, the Company entered into an agreement with Glooko, a leader in diabetes data management to provide future V-Go SIM (Simple Insulin Management) users with Glooko’s cloud-based mobile and web diabetes data management platform to help track and analyze their diabetes care plan. Users can also share their data with their providers. Pursuant to the agreement, the Company was obligated to pay a one-time integration fee of $0.1 million, as well as an annual maintenance fee of $0.1 million and a monthly fee per user once a development milestone is met. The initial term of the agreement is 3 years, with renewal options available in yearly increments thereafter. There were no fees associated with this agreement during the three months ending March 31, 2020 and 2019.

VALERITAS HOLDINGS, INC. (Debtor-In-Possession)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Licensing Agreement

Pursuant to a formation agreement, dated as of August 22, 2006 (the “Formation Agreement”), BioValve and BTI Technologies Inc. (“BTI”), a wholly owned subsidiary of BioValve, contributed to Valeritas, Inc. (formerly Valeritas, LLC) all of their right, title and interest in and to all of the assets, properties and rights of BioValve and BTI to the extent related to BioValve's drug delivery/medical device initiative, consisting of patents and equipment, hereafter referred to as the Device Assets.

On August 26, 2008, the Formation Agreement was amended and the Company agreed to pay BioValve an amount equal to 9% of any cash received from upfront license or signing fees and any cash development milestone payments received by the Company in connection with licenses or grants of third party rights to the use in development or commercialization of the Company's Rapid Infuser Technology. In certain circumstances the Company would owe 10% of such payments received. As of March 31, 2020, no amounts were owed under this agreement. Although the Company believes the intellectual property rights around this technology have value, the technology licensed under this agreement is not used in V-Go or any products under development.

15. Subsequent Events

Management has evaluated events and transactions that have occurred through January 19, 2021, which is the date these unaudited condensed consolidated financial statements were available to be issued.

Amendment to the Purchase Agreement

On April 1, 2020, the Company entered into Amendment No. 2 (“Amendment No. 2”) to the Purchase Agreement, dated as of February 9, 2020, as amended on March 17, 2020, pursuant to which the Company agreed to sell substantially all of its assets to Zealand for total consideration of (i) $23 million in cash and (ii) the assumption of certain liabilities of the Debtors. Amendment No. 2 modifies the Purchase Agreement to provide that one of the Company’s bank accounts will remain with the Company following closing of the Asset Sale so that the Company can use the account for certain post-closing payments. The bank account was transferred to Zealand after such payments were made.

Closing of the Asset Sale

On April 2, 2020, the Asset Sale closed and the Company transferred substantially all of its assets to Zealand, including the V-Go® wearable insulin delivery device and 110 employees, all supporting systems, processes and the majority of established contracts, and a site in Marlborough, Massachusetts. Certain assets not associated with V-Go®, including certain leases and other liquid assets, and certain liabilities of the former owners were excluded as part of the Asset Sale. As part of the sale, the Company entered into a transition services agreement with Zealand for the post-closing period through the effective date of the Plan of Liquidation.

Plan of Liquidation

On April 15, 2020, the Debtors filed the Company’s Chapter 11 Plan of Liquidation, by which the Company proposed to contribute all of its remaining assets after the sale to Zealand, to a liquidating trust to satisfy the Company’s debts and liabilities and to cancel and extinguish all of the Company’s existing and outstanding capital stock and other equity interests. Following a hearing held on June 4, 2020, the Bankruptcy Court confirmed the Plan of Liquidation, and the Plan of Liquidation became effective on June 30, 2020. The Chapter 11 Cases are being administered by a liquidating trustee pursuant to the confirmed Plan of Liquidation for the benefit of the Company’s creditors who are the beneficiaries of the liquidating trust.